EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2013		2012		2011		2010		2009		2008
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$578		$1,143		$1,026		$510		$572		$430
add: Fixed charges	103		380		328		321		283		264
add: Distributed income of equity investees	11		40		23		9		7		10
add: Amortization of capitalized interest	1		2		2		1		1		1
less: Capitalized interest	(9)		(36)		(25)		(16)		(12)		(17)
Total Earnings	$684		$1,529		$1,354		$825		$851		$688

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$91		$336		$298		$281		$247		$233
Amortization of debt expense	2		10		10		8		7		4
Portion of rent expense related to interest (33.33%)	10		34		20		32		29		27
Total Fixed Charges	$103		$380		$328		$321		$283		$264

RATIO OF EARNINGS TO FIXED CHARGES (3)	6.62	x	4.03	x	4.13	x	2.57	x	3.00	x	2.60	x

(1)             For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)             Includes interest costs attributable to borrowings for hedged inventory purchases of $5 million for the three months ended March 31, 2013 and $12 million, $20 million, $17 million, $11 million and $21 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(3)             Ratios may not recalculate due to rounding.